John K. Bakewell
Executive Vice President and
Chief Financial Officer
(901) 867-4527
jbakewell@wmt.com
January 26, 2007
VIA U.S. MAIL, FACSIMILE AND EDGAR
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wright Medical Group, Inc.
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended September 30, 2006
Form 8-K filed October 25, 2006
File No 0-32883
Dear Mr. Vaughn:
Pursuant to recent telephone discussions with Mr. Eric Attalah, Wright Medical Group, Inc. (the “Company”) is revising its December 8, 2006 response to Comment No. 4 of your letter dated November 27, 2006. With respect to all other comments communicated to us in your November 27, 2006 letter, we believe that our response filed December 8, 2006 addresses the questions raised.
The following is our revised response to your Comment No. 4:
     Form 8-K filed October 25, 2006
4.	The Company will remove the pro forma statement of income from all future filings in accordance with your comments. Instead, we will disclose only those non-GAAP measures used by management that we wish to highlight for investors, with the appropriate reconciliations. We will revise our disclosure regarding the use of non-GAAP measures to provide all of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and those disclosures outlined in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

A revised sample of our proposed disclosure regarding the use of non-GAAP measures, which the Company will include in its future Current Reports on Form 8-K, is attached to this letter for your review. Further, our proposed reconciliations of the non-GAAP measures presented, based upon our Form 8-K dated October 25, 2006, are also attached to this letter for your review.

Mr. Kevin L. Vaughn
January 26, 2007

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company hopes that its responses satisfactorily address the Staff’s comments. If the members of the Staff have any further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4527.
Very truly yours,
/s/ John K. Bakewell
John K. Bakewell
Executive Vice President and
Chief Financial Officer

cc:	Gary Henley, President and Chief Executive Officer
Jason Hood, Vice President, General Counsel and Secretary
Lance Berry, Vice President and Corporate Controller
Peter H. Kesser, Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Mike Landrum, KPMG LLP

SAMPLE Form 8-K Contents- Item 2.02. Results of Operations and Financial Condition.
On October 25, 2006, Wright Medical Group, Inc. issued a press release announcing its consolidated financial results for the quarter ended September 30, 2006. A copy of the press release is furnished as Exhibit 99 to this report.
The attached press release includes the following non-GAAP measures: gross profit, as adjusted; selling, general and administrative (SG&A) expense, as adjusted; research and development (R&D) expense, as adjusted; operating income, as adjusted; net income, as adjusted; net income, as adjusted, per diluted share; and effective tax rate, as adjusted.
These non-GAAP measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
For our internal budgeting and resource allocation process, our management uses financial information that does not include: (a) non-cash stock-based compensation expenses, (b) certain other income and expense items, and (c) the income tax effects of the foregoing. We use these non-GAAP financial measures in making operating decisions because we believe the measures provide meaningful supplemental information regarding our core operational performance and give us a better understanding of how we should invest in research and development activities and how we should allocate resources to both ongoing and prospective business initiatives. We use these measures to help make budgeting and spending decisions, for example, as between product development expenses and research and development, sales and marketing and general and administrative expenses. Additionally, management is evaluated on the basis of these non-GAAP financial measures when determining achievement of their incentive performance compensation targets. Further, these non-GAAP financial measures facilitate management’s internal comparisons to both our historical operating results and to our competitors’ operating results.
As described above, we exclude the following items from one or more of our non-GAAP measures:
Non-cash stock-based compensation expense. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses. We believe that it is useful to investors to understand the application of SFAS 123R and its impact on our operational performance, liquidity, and our ability to invest in R&D and fund acquisitions and capital expenditures. While stock-based compensation expense calculated in accordance with SFAS 123R constitutes an ongoing and recurring expense, such expense is excluded from our non-GAAP results because it is not an expense that requires cash settlement and is not used by management to assess the core profitability of our business operations. We further believe these measures are useful to investors in that they allow for greater transparency to certain line items in our financial statements. In addition, excluding this item from various non-GAAP measures facilitates comparisons to our competitors’ operating results.
Other income and expenses. We exclude certain other income and expenses that are the result of unplanned events to measure our operating performance. Included in this category for the three and nine-month periods ended September 30, 2006, is a gain on the sale of an investment. We assess our operating performance excluding this gain, as it relates to income that was unplanned, is unrelated to the ongoing performance of our business and is not expected to recur on a

SAMPLE Form 8-K Contents — Item 2.02. Results of Operations and Financial Condition.
(continued)
quarterly basis. Therefore, by providing this information, we believe our management and investors are better able to assess the core profitability of our business operations.
Income tax effects of the foregoing. This amount is used to present each of the amounts described above on an after-tax basis consistent with the presentation of net income, as adjusted.
We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our financial results as determined in accordance with GAAP and that these measures should only be used to evaluate our financial results in conjunction with the corresponding GAAP measures, and that is why we qualify the use of non-GAAP financial information in a statement when non-GAAP information is presented.
We further believe that where the adjustments used in calculating net income, as adjusted, and net income, as adjusted, per diluted share are based on specific, identified amounts that impact different line items in the Condensed Consolidated Statements of Operations (including gross profit, SG&A expense, R&D expense, operating income and net income), that it is useful to investors to understand how these specific line items in the Condensed Consolidated Statements of Operations are affected by these adjustments for the following reasons:
Gross profit. Excluding non-cash stock-based compensation expense from gross profit calculations assists investors in evaluating period-over-period changes without giving effect to these charges which are non-cash in nature, in order to evaluate the results of the underlying operating activities for the periods presented.
SG&A expense and R&D expense. Excluding non-cash stock-based compensation expense assists investors in evaluating period-over-period changes in each of these line items without giving effect to those charges which are non-cash in nature, in order to evaluate the results of the underlying operating activities for the periods presented.
Operating income. Excluding non-cash stock-based compensation expense from the calculation of operating income assists investors in evaluating period-over-period changes without giving effect to these charges which are non-cash in nature, in order to evaluate the results of the underlying operating activities for the periods presented.
Net Income. Excluding non-cash stock-based compensation expense from the calculation of net income assists investors in evaluating period-over-period changes without giving effect to these charges which are non-cash in nature, in order to evaluate the results of the underlying operating activities for the periods presented. Excluding the investment gain from the calculation of net income assists investors in evaluating period-over-period changes in this measure without giving effect to transactions which do not relate to the performance of our ongoing operations.
Effective Tax Rate. Excluding the income tax effect of the non-GAAP, pre-tax adjustments from the provision for income taxes assists investors in understanding the tax provision associated with those adjustments and the our effective tax rate related to our ongoing operations.

SAMPLE — Reconciliation tables within press release attached to Current Report on Form 8-K
Wright Medical Group, Inc.
Reconciliation of As Reported Results to Non-GAAP Financial Measures
(in thousands, except per share data —unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
Gross Profit

Gross profit, as reported	$56,120	$53,216	$180,140	$171,460
Non-cash, stock-based compensation	258	—	487	11

Gross profit, as adjusted	$56,378	$53,216	$180,627	$171,471

Gross profit, as adjusted, as a percentage of net sales	71.7%	72.4%	71.6%	71.8%

Selling, General and Administrative Expense

Selling, general and administrative expense, as reported	$45,494	$40,110	$143,396	$121,276
Non-cash, stock-based compensation	(2,845)	(65)	(8,007)	(380)

Selling, general and administrative expense, as adjusted	$42,649	$40,045	$135,389	$120,896

Selling, general and administrative expense, as adjusted, as a percentage of net sales	54.2%	54.5%	53.6%	50.6%

Research and Development Expense

Research and development expense, as reported	$6,175	$5,904	$19,994	$16,505
Non-cash, stock-based compensation	(556)	—	(1,627)	(5)

Research and development expense, as adjusted	$5,619	$5,904	$18,367	$16,500

Research and development expense, as adjusted, as a percentage of net sales	7.1%	8.0%	7.3%	6.9%

Operating Income

Operating income, as reported	$3,464	$6,182	$13,496	$30,560
Non-cash, stock-based compensation	3,659	65	10,121	396

Operating income, as adjusted	$7,123	$6,247	$23,617	$30,956

Operating income, as adjusted, as a percentage of net sales	9.1%	8.5%	9.4%	13.0%

SAMPLE — Reconciliation tables within press release attached to Current Report on Form 8-K
(continued)
Wright Medical Group, Inc.
Reconciliation of As Reported Results to Non-GAAP Financial Measures
(Con’t)
(in thousands, except per share data—unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
Net Income

Net income, as reported	$3,605	$3,986	$8,664	$19,022

Non-cash, stock-based compensation	3,659	65	10,121	396
Less: related tax effect	(918)	(26)	(2,149)	(157)

Gain on sale of investment	(1,499)	—	(1,499)	—
Less: related tax effect	95	—	95	—

Net income, as adjusted	$4,942	$4,025	$15,232	$19,261

Net Income Per Diluted Share

Net income, as reported, per diluted share	$0.10	$0.11	$0.25	$0.54
Non-cash, stock-based compensation, net of taxes	0.08	0.00	0.23	0.01
Gain on sale of investment, net of taxes	(0.04)	—	(0.04)	—

Net income, as adjusted, per diluted share	$0.14	$0.11	$0.43	$0.55

Wright Medical Group, Inc.
Reconciliation of Effective Tax Rate, As Reported, to Effective Tax Rate, As Adjusted
(unaudited)

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2006	2006
Effective tax rate, as reported	35.4%	46.4%
Non-cash, stock-based compensation	(9.9%)	(11.9%)
Gain on sale of investment	10.7%	4.1%

Effective tax rate, as adjusted	36.2%	38.6%